UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

June | 2023

Azul Announces Launch of Offers to Exchange Existing Senior Notes for New Senior Secured Second Out Notes

São Paulo, June 13, 2023 – Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) announces today that its subsidiary, Azul Investments LLP (the “Issuer”), has launched: (i) an offer to exchange 5.875% Senior Notes due 2024 issued by the Issuer (the “Existing 2024 Notes”) for 11.500% Senior Secured Second Out Notes due 2029 to be issued by the New Notes Issuer (as defined below) (the “New 2029 Notes”), and (ii) an offer to exchange 7.250% Senior Notes due 2026 issued by the Issuer (together with the Existing 2024 Notes, the “Existing Notes”) for 10.875% Senior Secured Second Out Notes due 2030 to be issued by the New Notes Issuer (together with the New 2029 Notes, the “New Notes”), in each case subject to the satisfaction or waiver of certain conditions (the “Exchange Offers”). The Exchange Offers will be made only to certain eligible holders of Existing Notes. Simultaneously with the Exchange Offers, the Issuer is soliciting consents from eligible holders of the Existing Notes to certain proposed amendments to the terms of the Existing Notes.

The purpose of the Exchange Offers is to refinance a portion of the Existing Notes in order to optimize the Company’s debt capital structure as part of the execution of the Company’s recapitalization strategy. There can be no assurance that the conditions to either or both of the Exchange Offers will be satisfied or waived, or that either or both of the of the Exchange Offers will be consummated.

A description of certain terms of the New Notes proposed to be issued in the Exchange Offers and of certain related transaction documents is set out below.

Obligors and Status

The New Notes will be issued by Azul Secured Finance LLP (the “New Notes Issuer”), a newly-formed Delaware limited liability partnership that is a wholly-owned subsidiary of the Company. The New Notes will be guaranteed by the Company and its subsidiaries Azul Linhas Aéreas Brasileiras S.A. (“Azul Linhas”), IntelAzul S.A. (“IntelAzul”), ATS Viagens e Turismo Ltda. (“Azul Viagens”), Azul IP Cayman Holdco Ltd. (“IP HoldCo”), and Azul IP Cayman Ltd. (“IP Co”) (together, the “Guarantors” and, together with the New Notes Issuer, the “Obligors”).

IP HoldCo and IP Co (the “IP Parties”) will be newly-incorporated exempted companies incorporated in the Cayman Islands in connection with the issuance of the New Notes and the package of Shared Collateral (as defined below). The IP Parties will be structured to be operated as bankruptcy remote special purpose entities and, if the Company or its subsidiaries (other than the IP Parties) were to become bankrupt, the Contributed Intellectual Property (as defined below) is not expected to be treated as property of the bankruptcy estate of the Company or its subsidiaries (other than the IP Parties).

The New Notes and the guarantees thereof of the Guarantors will rank equally in right of payment with all of the Obligors’ existing and future senior unsubordinated obligations (except (i) those obligations preferred by operation of law, including labor and tax claims, (ii) as provided with respect to the Shared Collateral and the Intercreditor Agreement (as defined below), and (iii) as provided with respect to the Azul Cargo Collateral and the Azul Cargo Intercreditor Agreement (each as defined below)). The New Notes will constitute New Notes Secured Debt (as defined below) for the purposes of the Intercreditor Agreement, which means that the New Notes will be secured by the Shared Collateral on a “second out” basis and will have the right to receive payments, including the proceeds of any enforcement of Shared Collateral, on a “second out” basis after the payment of amounts due and payable in respect of the Secured Lease Obligations, the Convertible Debentures (as defined below), and the Additional First Priority Secured Debt (each as defined below) (the “First Priority Secured Debt”). In addition, the Company and its subsidiaries will be entitled to incur certain additional indebtedness secured by the Azul Cargo Collateral on a “first out” basis, subject to the terms of the Azul Cargo Intercreditor Agreement (the “Azul Cargo Priority Secured Debt”), and the New Notes shall have the rights to receive payments from such Azul Cargo Collateral on a “second out” basis after the payment is respect of the Azul Cargo Priority Secured Debt.

Maturity Date, Interest, Repurchase, Redemption and Prepayment

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The New 2029 Notes will mature on May 28, 2029, and the New 2030 Notes will mature on May 28, 2030, in each case unless earlier redeemed or repurchased and cancelled in accordance with their terms.

The New 2029 Notes will bear interest at the rate of 11.500% per annum and the New 2030 Notes will bear interest at the rate of 10.875% per annum, in each case payable quarterly on February 28, May 28, August 28 and November 28 of each year, beginning on August 28, 2023.

Prior to May 28, 2025, the New Notes Issuer shall have the right to redeem the New 2029 Notes at its option at a make-whole premium, at a specified redemption price. Prior to May 28, 2026, the New Notes Issuer shall have the right to redeem the New 2030 Notes at its option at a make-whole premium, at a specified redemption price. On or after May 28, 2025, the New Notes Issuer shall have the right to redeem the New 2029 Notes at its option without a make-whole premium, at a specified redemption price during the twelve-month period beginning on May 28, 2025, and at par from May 28, 2026 and thereafter. On or after May 28, 2026, the New Notes Issuer shall have the right to redeem the New 2030 Notes at its option without a make-whole premium, at specified redemption prices during the twelve-month periods beginning on May 28, 2026 and 2027, respectively, and at par from May 28, 2028 and thereafter. In addition, the New Notes shall include the right to redeem all of the New Notes for certain tax reasons, and a “clean-up call” redemption right following acceptance of a tender offer above a certain threshold.

The New Notes Issuer shall be required to make an offer to purchase the New Notes upon certain change of control events and in respect of the proceeds of certain recovery and contingent payment events. In addition, the New Notes Issuer shall be required to make an offer to purchase, on a pro rata basis, an amount equal to 19% of the outstanding principal amount of the New 2029 Notes in certain circumstances. Subject to certain exceptions, the New Notes will be subject to mandatory prepayment using the net proceeds of certain issuances of debt by the IP Parties, IntelAzul or Azul Viagens, the net proceeds of collateral sales (in the limited circumstances where such sales may be permitted) and the net proceeds from the sale of pre-paid points purchases above a certain threshold.

Secured Obligations Secured by the Shared Collateral

The transaction documents to be entered into in connection with the issuance of the New Notes will create a shared collateral structure that will, with effect from the date that the New Notes are issued (the “New Notes Closing Date”), secure certain existing indebtedness and other obligations of the relevant Obligors and that will be permitted to secure certain future permitted indebtedness incurred by the Obligors. The priority of payments in respect of First Priority Secured Debt and New Notes Secured Debt is determined by the Intercreditor Agreement.

First Priority Secured Debt

The Company currently expects that, on the New Notes Closing Date, the Shared Collateral will secure approximately US$451 of First Priority Secured Debt, as described below.

•	Convertible Debentures: Approximately R$1,760 million of principal amount of the Company’s Convertible Debentures (or approximately US$346 million using an exchange rate of R$5.0804 per US$1.00) that were issued by the Company on October 26, 2020 (the “Convertible Debentures”). The Convertible Debentures currently mature on October 26, 2025, and the holders of substantially all of the aggregate principal amount of the Convertible Debentures have agreed to vote in favor of amendments to the Convertible Debentures to, among other things, extend the maturity date to October 26, 2028.
•	Secured Lease Obligations: Approximately US$105 million of deferred lease payment obligations owed to certain of the Company’s lessors, the payment of which is scheduled to be concluded by December 1, 2024 (the “Secured Lease Obligations”).
•	Additional permitted First Priority Secured Debt capacity: In addition to the Convertible Debentures and the Secured Lease Obligations, the terms of the New Notes will provide that, subject to certain conditions, the Obligors shall be entitled to incur additional First Priority Secured Debt that is secured by the Shared Collateral in the aggregate principal amount of up to US$850 million or such greater amount as would not cause a debt service coverage ratio to be lower than 4.00x or for a loan to value ratio (determined based upon periodic appraisals of the TudoAzul business, the Azul Viagens business and the Azul intellectual property and calculated as to First Priority Secured Debt only) to be lower than 62.5% (the “Additional First Priority Secured Debt”).
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New Notes Secured Debt

The Shared Collateral will secure New Notes secured debt (the “New Notes Secured Debt”) as described below.

•	New Notes: Up to US$1.0 billion in aggregate principal amount of New Notes of the relevant series can be issued pursuant to the terms of the Exchange Offers. Therefore, the amount of New Notes Secured Debt to be initially secured by the Shared Collateral will depend on participation levels in the Exchange Offers.
•	Additional permitted New Notes Secured Debt capacity: In addition, the terms of the New Notes will provide that, subject to certain conditions, the Obligors shall be entitled to issue additional New 2029 Notes and any additional New 2030 Notes that is secured by the Shared Collateral in an aggregate principal amount up to any aggregate principal amount of Existing Notes repurchased and cancelled after the final settlement date of the Exchange Offers, subject to a limit of US$850 million (minus the principal amount of the New Notes outstanding on the final settlement date of the Exchange Offers).

Secured Obligations Secured by the Azul Cargo Collateral

On the New Notes Closing Date, the Azul Cargo Collateral will secure the New Notes issued pursuant to the Exchange Offers. The Company and its subsidiaries shall be entitled to incur Azul Cargo Priority Secured Debt that is secured by certain permitted liens over the Azul Cargo Collateral in an aggregate principal amount of Azul Cargo Priority Secured Debt at any time outstanding not to exceed US$800.0 million.

Collateral

The Collateral securing the New Notes and the guarantees of the Guarantors will generally consist of the Shared Collateral and the Azul Cargo Collateral, each as defined and described below. The following chart describes the structure of the New Notes and provides details of the Collateral:

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Shared Collateral

The transaction documents to be entered into in connection with the issuance of the New Notes will create a shared collateral package (the “Shared Collateral”) that will secure certain existing indebtedness and other obligations and can secure future permitted First Priority Secured Debt and New Notes Secured Debt.

In summary, the Shared Collateral will comprise certain receivables generated by the TudoAzul program (the Company’s loyalty program), certain receivables generated by the Azul Viagens business (the Company’s travel package business) and certain brands, domain names and certain other intellectual property used by the Azul airline business (excluding Azul Cargo), the TudoAzul program and the Azul Viagens business (the “Contributed Intellectual Property”).

Third-party appraisals have estimated the value of the TudoAzul program, the Azul Viagens business and the Azul airline intellectual property at R$16.2 billion, R$2.4 billion and R$5.0 billion, respectively.

The terms of the New Notes require that all cash payments, credit card and debit card receivables under co-branding, partnering or similar agreements entered by TudoAzul or Azul Viagens be paid into collection accounts that form part of the Shared Collateral. The Company is required to ensure that (i) the assigned TudoAzul receivables represent at least 70% of TudoAzul’s gross billings, and (ii) the assigned Azul Viagens receivables represent at least 80% of the Azul Viagens gross billings. The liens over the Shared Collateral will be subject to certain post-closing perfection requirements, and the effectiveness of the liens over the assigned TudoAzul agreements and Azul Viagens agreements shall be subject to the consent of relevant counterparties being obtained within a specified period.

The Secured Collateral will include collection accounts into which the receivables generated by the TudoAzul program and the Azul Viagens business will be paid. The terms of the New Notes will provide that, until the Obligors incur any additional First Priority Secured Debt after the New Notes Closing Date (the “New First Priority Debt Closing Date”), unless an event of default has occurred, amounts in the collection accounts will be available for use by Azul without restriction. If and when the New First Priority Debt Closing Date occurs, then amounts deposited into the collection accounts will be retained until the amounts in the collection accounts are sufficient to pay the amount of interest (and, if applicable, principal, premium and other payments) to be paid on the next interest payment date. When that threshold has been reached, unless an event of default has occurred, all amounts in the collection accounts in excess of that threshold will be available for use by Azul without restriction.

Azul Cargo Collateral

The transaction documents to be entered into in connection with the issuance of the New Notes will also create a package of Azul Cargo collateral (the “Azul Cargo Collateral” and, together with the Shared Collateral, the “Collateral”) that will secure the New Notes and any future Azul Cargo Priority Secured Debt.

In summary, the Azul Cargo Collateral will comprise certain receivables generated by the Azul Cargo business (Azul’s cargo transportation services business), and certain brands, domain names and certain other intellectual property used by the Azul Cargo business. Third-party appraisals have estimated the value of the Azul Cargo business at R$6.7 billion. The liens over the Azul Cargo Collateral will be subject to certain post-closing perfection requirements.

At any time prior to the occurrence of an event of default, amounts in the Azul Cargo collection account will be available for use by Azul without restriction. The Azul Cargo Intercreditor Agreement, if and when entered into, shall contain provisions relating to the enforcement of, and application of proceeds in relation to, the Azul Cargo collection account.

Contributed Intellectual Property

In connection with the transactions contemplated by the Exchange Offers, Azul and certain subsidiaries will contribute the Contributed Intellectual Property to the IP Parties. The Contributed Intellectual Property will be pledged by IP Co and will form part of the Shared Collateral. IP Co will grant to IP HoldCo an exclusive, irrevocable, perpetual, worldwide license to use the Contributed Intellectual Property and, in turn, IP HoldCo will grant to Azul Linhas an exclusive, irrevocable, perpetual, worldwide sublicense to use the Contributed Intellectual Property. Pursuant to a management agreement, the IP Parties will delegate their respective rights and obligations as licensors under the intellectual property licenses to Azul Linhas. The rights of the IP Parties, Azul and Azul Linhas in certain of the agreements related to this structure (the “IP Agreements”) will be pledged as part of the Shared Collateral.

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The intellectual property licenses referred to above will contain non-compete provisions pursuant to which the Company and its subsidiaries shall not be permitted to establish, create or operate any loyalty program or travel package business except for the TudoAzul program or the Azul Viagens business (subject to certain permitted acquisition provisions).

Upon the occurrence of certain events of default under debt secured by the Shared Collateral, IP HoldCo may be required to pay to IP Co a quarterly license fee under the relevant intellectual property, and Azul Linhas may be required to pay to IP HoldCo a quarterly license fee under the relevant intellectual property license, in each case in an amount equal to US$50 million per quarter, subject to certain terms and conditions. The right to receive such license fee will be pledged as part of the Secured Collateral. The intellectual property license granted to Azul Linhas in respect of the Azul airline brand is subject to suspension in certain circumstances, including upon the occurrence of events of default under debt secured by the Shared Collateral, and all intellectual property licenses granted under this structure are subject to termination in certain circumstances, including upon the occurrence of events of default under debt secured by the Shared Collateral.

In the event that a relevant intellectual property license is terminated following the occurrence of certain termination events, the relevant license provides for the payment by Azul Linhas of liquidated damages in the form of a termination payment equal to the present value of an annual amount of US$200 million from the date of termination through and including the date that is the 20th anniversary of the New Notes Closing Date, discounted to the termination date at a rate of 10% per annum. The right to receive the termination fee will be pledged as part of the Secured Collateral.

Certain Covenants under the New Notes

In addition to the other provisions described herein, the terms of the New Notes restrict the ability of the Company and its subsidiaries to dispose of the Collateral, incur additional indebtedness secured by the Collateral, incur certain liens on the Collateral (other than permitted collateral liens), make certain restricted payments, enter into certain transactions with affiliates, enter into certain business activities, merge or consolidate with another entity or sell, convey, transfer or dispose of assets, amend the organizational documents of the IP Parties and terminate or amend the IP Agreements.

The terms of the New Notes will also include covenants relating to the operation of the TudoAzul program and the Azul Viagens business, the maintenance of credit ratings (but not any specific rating), certain restrictions on investments, the appointment of an independent director of each IP Party, financial and other reports to be delivered, the registration of intellectual property and requiring that IntelAzul shall be the sole repository of, and have sole technical control over, the TudoAzul program customer database, among other provisions.

Intercreditor Agreement

In order for debt and other obligations to be secured by the Shared Collateral, the trustees, agents, other representatives or, if applicable, the creditor thereof shall be required to enter into, on the New Notes Closing Date, an intercreditor, shared collateral and accounts agreement (the “Intercreditor Agreement”) that will govern the priority of payments as between the secured creditors and the terms of the Intercreditor Agreement will provide for payment waterfalls. In addition, the Intercreditor Agreement will also govern the exercise of remedies in respect of the Secured Collateral.

Priority of Payments

The Intercreditor Agreement will provide for the priorities of the debt secured by the Shared Collateral to receive payments, including the proceeds of any enforcement of Shared Collateral:

•	First Priority Secured Debt: Debt and other obligations designated as “first out secured obligations” will be secured by the Shared Collateral on a “first out” basis pursuant to the terms of the Intercreditor Agreement and will have the right to receive payments, including the proceeds of any enforcement of the Shared Collateral, or any guarantees of any series of debt secured by the Shared Collateral, on a “first out” basis prior to the payment of amounts due and payable in respect of the New Notes Secured Debt in accordance with the terms of the Intercreditor Agreement.
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•	New Notes Secured Debt: The New Notes will be secured by the Shared Collateral on a “second out” basis pursuant to the terms of the Intercreditor Agreement and will have the right to receive payments, including the proceeds of any enforcement of Shared Collateral, or any guarantees of any series of debt secured by the Shared Collateral, on a “second out” basis after the payment of amounts due and payable in respect of the First Priority Secured Debt accordance with the terms of the Intercreditor Agreement.

The “first out” and “second out” priorities will be provided for in the Intercreditor Agreement because, under Brazilian law, the relevant collateral interests cannot be split out into separate first and second liens on the same asset.

Application of Payments

The terms of the Intercreditor Agreement will provide for payment waterfalls which direct how the collateral agents must apply the proceeds of amounts paid into the relevant payment accounts that form part of the Shared Collateral, including in the event of the enforcement of the Shared Collateral.

The payment waterfalls require the following order of payment: first: amounts due to representatives of debt secured by the Shared Collateral (such as trustees, agents and other representatives), second: amounts to pay interest on First Priority Secured Debt, third: amounts to pay principal on First Priority Secured Debt, fourth: before a remedies direction following an event of default, amounts on any New Notes Secured Debt that benefits from any excess cash flow sweep, fifth: amounts to pay interest on New Notes Secured Debt, sixth: amounts to pay principal on New Notes Secured Debt, seventh: amounts to pay any other obligations under debt secured by the Shared Collateral (in each case, to the extent due and payable). The payment waterfalls that apply after a remedies direction following an event of default provide that the payment of any premium payable on First Priority Secured Debt shall be have priority of payment over any premium payable on New Notes Secured Debt.

Exercise of Remedies

The Intercreditor Agreement will govern the exercise of remedies and enforcement actions in respect of the Shared Collateral, which includes the action that can be taken in respect of the Shared Collateral after events of default under debt secured by the Shared Collateral. Until all senior secured obligations secured by the Shared Collateral are discharged, the collateral agents shall take instructions only from the “Controlling Creditors,” which is determined as follows:

•	Other than in respect of certain specified rights referred to below, until the Majority New Notes Collateral Enforcement Date (as defined below) has occurred, the Controlling Creditors will be holders of First Priority Secured Debt that hold 50.1% or more of the aggregate principal amount of all First Priority Secured Debt.
•	Other than in respect of certain specified rights referred to below, after the Majority New Notes Collateral Enforcement Date has occurred, the Controlling Creditors will be holders of the New Notes that hold 50.1% or more of the aggregate principal amount of the New Notes, determined across both series of New Notes for this purpose as one class (the “Majority New Noteholders”).
•	Notwithstanding the above, in respect of the exercise of certain specified rights, the Controlling Creditors shall be the holders of debt secured by the Shared Collateral (i.e. First Priority Secured Debt and New Notes Secured Debt) that hold 50.1% or more of the aggregate principal amount of all First Priority Secured Debt and New Notes Secured Debt (“Majority Total Debtholders”). For example, these specified rights exercisable by the Majority Total Debtholders include the right to amend or waive the terms of the IP Agreements (subject to certain exceptions, such as if New Notes Secured Debt is receiving interest on a current basis) and rights to permit the New Notes Issuer and the Guarantors to access or use cash collateral (subject to certain exceptions, such as if the New Notes Secured Debt receives the benefit of any interest, fees or collateral granted to the First Priority Secured Debt).
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As used above, the “Majority New Notes Collateral Enforcement Date” is the date that is 180 days after an event of default has occurred under any series of New Notes Secured Debt and all of the obligations under the New Notes Secured Debt are due and payable. However, the occurrence of this date shall be delayed if the collateral agents are exercising remedies in respect of the Shared Collateral or if an insolvency proceeding has commenced.

Azul Cargo Intercreditor Agreement

As a condition to the incurrence of Azul Cargo Priority Secured Debt, the trustee, as representative of the holders of the New Notes, shall become a party to an intercreditor, shared collateral and accounts agreement in respect of the Azul Cargo Collateral (the “Azul Cargo Intercreditor Agreement”) with the trustees, agents, other representatives or, if applicable, the creditors, of debt secured by the Azul Cargo Collateral. The Azul Cargo Intercreditor Agreement will govern the priority of payments as between the secured creditors. In addition, the Azul Cargo Intercreditor Agreement will also govern the exercise of remedies in respect of the Azul Cargo Collateral.

Priority of Payments

The Azul Cargo Intercreditor Agreement will provide that the Azul Cargo Collateral shall secure the New Notes and the New Notes Guarantees on a “second out” basis pursuant to the terms of the Azul Cargo Intercreditor Agreement and shall have the right to receive payments from the Azul Cargo Collateral, including the proceeds of any enforcement of such Azul Cargo Collateral, on a “second out” basis after any payments from the Azul Cargo Collateral, including the proceeds of any enforcement of such Azul Cargo Collateral, payable in respect of the Azul Cargo Priority Secured Debt in accordance with the terms of the Azul Cargo Intercreditor Agreement.

Exercise of Remedies

The Azul Cargo Intercreditor Agreement will govern the exercise of remedies and enforcement actions in respect of the Azul Cargo Collateral, which includes the action that can be taken in respect of the Azul Cargo Collateral after events of default under debt secured by the Azul Cargo Collateral.

Important Notes

This communication is for information purposes only. This communication is not and shall not constitute (i) an offer to buy, or a solicitation of an offer to sell, the Existing Notes or any other securities, (ii) the solicitation of consents from any holders of the Existing Notes or any other securities, or (iii) an offer to sell, or the solicitation of an offer to buy, the New Notes or any other securities. There shall be no offering or sale of the New Notes or other securities, and no solicitation of consents from any holders of the Existing Notes or any other securities, in any jurisdiction in which such offer, sale or solicitation would be unlawful. Any offer or solicitation will only be made pursuant to a separate disclosure or solicitation document and only to such persons and in such jurisdictions as permitted under applicable law.

The offering of the New Notes pursuant to the Exchange Offers has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes may not be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Notes will be offered for exchange only (i) to “qualified institutional buyers” as defined in Rule 144A under the Securities Act, and (ii) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act.

The New Notes have not been and will not be issued or placed, distributed, offered or traded in the Brazilian capital markets. The issuance of the New Notes has not been nor will be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of the New Notes in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the offering of the New Notes, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the New Notes is not a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the New Notes to the public in Brazil. The New Notes will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

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Forward-Looking Statements

This communication includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities, including the Existing Notes and the New Notes. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions in light of information currently available to us, they are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 and any other cautionary statements which may be made or referred to in connection with any such estimates and forward-looking statements.

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 13, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer